Exhibit 2

March 7, 2016

Pepco Holdings, Inc.

701 Ninth Street, N.W.

Washington, D.C. 20068

Attention: General Counsel

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2014, as amended and restated on July 18, 2014, among Pepco Holdings, Inc. (“PHI”), Exelon Corporation (“Exelon”) and Purple Acquisition Corp. Capitalized terms used and not otherwise defined in this letter (this “Letter Agreement”) shall have the same meanings ascribed to them in the Merger Agreement.

Following the decision of the District of Columbia Public Service Commission (“DCPSC”) in Formal Case No. 1119 by Order No. 17947, PHI and Exelon filed a petition for reconsideration of Order No. 17947 on September 28, 2015. On or around October 6, 2015, PHI, Exelon, the District of Columbia Government, the Office of People’s Counsel, the District of Columbia Water and Sewer Authority, the National Consumer Law Center, and other parties (collectively, the “Settling Parties”) executed the Nonunanimous Full Settlement Agreement and Stipulation (the “Settlement Agreement”) setting forth the terms and conditions on which PHI and Exelon and their respective Subsidiaries seek approval of the Merger by DCPSC. PHI and Exelon and their respective Subsidiaries filed with the DCPSC a Motion of Joint Applicants to Reopen the Record in Formal Case No. 1119 to Allow for Consideration of Nonunanimous Full Settlement Agreement and Stipulation and Granting Additional Requested Relief. On February 26, 2016, the DCPSC, by Order No. 18109, presented a revised version of the Settlement Agreement (the “DCPSC Revised Settlement Agreement”) and ordered that the Merger and the DCPSC Revised Settlement Agreement will be deemed approved by the DCPSC, without any further action by the DCPSC, if all of the Settling Parties accept the terms of the DCPSC Revised Settlement Agreement and file a notice of that acceptance with the DCPSC on or before March 11, 2016. Exelon and PHI have agreed to a modification to the terms and conditions set forth in the DCPSC Revised Settlement Agreement, which modified terms and conditions are included in Appendix A hereto (the “Modified DCPSC Filing Terms”). This Letter Agreement sets forth the terms and conditions under which Exelon and PHI and their respective Subsidiaries will file a request for other relief, including the Modified DCPSC Filing Terms with the DCPSC and seek DCPSC approval of the Merger on terms set forth in the Settlement Agreement, the DCPSC Revised Settlement Agreement, or the Modified DCPSC Filing Terms without execution of the DCPSC Revised Settlement Agreement or the Modified DCPSC Filing Terms by all other Settling Parties (the “Other Relief Request”).

PHI and Exelon each acknowledges and agrees that (a) neither PHI nor Exelon is required to agree to the additional and different conditions to approval of the Merger set forth in Order No. 18109, the DCPSC Revised Settlement Agreement, or the Modified DCPSC Filing Terms, and (b) each of PHI and Exelon has the right to terminate the Merger Agreement at any time pursuant to Section 8.2(a) of the Merger Agreement. In consideration for Exelon’s agreement to (a) concurrently with the execution and delivery of this Letter Agreement file the Other Relief Request with the DCPSC, and (b) close the

Merger if (i) the DCPSC approves the Merger and the Other Relief Request (including either the Settlement Agreement, the DCPSC Revised Settlement Agreement, or the Modified DCPSC Filing Terms) as filed, without conditions or modifications, (ii) all conditions to Closing of the Merger in Article VII of the Merger Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), and (iii) PHI has fulfilled its obligations under this Letter Agreement. PHI represents, warrants and agrees that it has not and shall not declare or pay any dividend or distribution in respect of its common stock subsequent to the dividend paid to shareholders of record on December 10, 2015, and prior to the termination of the Merger Agreement, notwithstanding permission to do so under Section 6.1(a)(vi) of the Merger Agreement. PHI represents and warrants to Exelon that this Letter Agreement, including PHI’s obligations regarding dividends and distributions, has been duly authorized by PHI’s board of directors. If PHI declares or pays a dividend or distribution in respect of its common stock at any time subsequent to the dividend paid to shareholders of record on December 10, 2015, and prior to termination of the Merger Agreement, Exelon shall have the right to terminate the Merger Agreement, and PHI, without any further action by PHI, shall then be deemed to have irrevocably and unconditionally waived all rights to receive (a) the Parent Termination Fee otherwise payable under Section 8.5(c) of the Merger Agreement and (b) reimbursement otherwise required under the Merger Agreement for up to $40 million for the documented out-of-pocket expenses incurred by PHI in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Nothing contained herein shall operate as an amendment to, or a waiver of, any other provision of the Merger Agreement or the Letter Agreement dated October 6, 2015, or otherwise waive or impair any party’s rights under the Merger Agreement, which shall continue in full force and effect, except as expressly modified by this Letter Agreement.

The provisions of Sections 9.2, 9.3, 9.4, 9.5, 9.6, 9.8 9.12 and 9.14 of the Merger Agreement shall apply to this Letter Agreement as if the same were set out herein in full.

[Signature page follows]

Please acknowledge your agreement and acceptance of the foregoing by countersigning this letter in the space provided below.

Yours sincerely,

EXELON CORPORATION

/s/ Darryl Bradford
Name:	Darryl Bradford
Title:	Executive Vice President and General Counsel

PURPLE ACQUISITION CORP.

/s/ Darryl Bradford
Name:	Darryl Bradford
Title:	President

ACKNOWLEDGED AS OF THE DATE HEREOF:

PEPCO HOLDINGS, INC.

/s/ Kevin C. Fitzgerald
Name:	Kevin C. Fitzgerald
Title:	Executive Vice President and General Counsel
Date:	March 7, 2016

Appendix A to Letter Agreement

REVISED NONUNANIMOUS FULL SETTLEMENT AGREEMENT AND STIPULATION

Customer Base Rate Credit

4. Exelon will provide a Customer Base Rate Credit in the amount of $45.6 million, in two parts as set forth below. No portion of the Customer Base Rate Credit shall be recovered in utility rates:

(a) $25.6 million of the $45.6 million will be a Residential Customer Base Credit which will be a credit used to offset any residential distribution rate increases approved by the Commission in any Pepco base rate case filed after close of the Merger until the Residential Customer Base Rate Credit is fully utilized. Pepco will apply the Residential Customer Base Rate Credit solely to offset any increase in the distribution customer charge and the volumetric or variable distribution charge approved by the Commission, in rate cases filed after close of the Merger until the Residential Customer Base Rate Credit is fully utilized, and the amount of the credit will appear as a separate line item on the residential customer’s bill. Residential customers shall include customers who participate in Pepco’s Residential Aid Discount (“RAD”) Program. For purposes of this paragraph, residential customers shall include all Master Metered Apartment units, and $4.3 million of the $25.6 million shall be allocated for application as a credit for the Master Metered Apartments. Pepco will defer recovery of any residential rate increase before March 31, 2019 not offset by the $25.6 million Residential Customer Base Rate Credit, and not offset by any additional allocations to residential customers of the $20 million part of the Customer Base Rate Credit, through the creation of a regulatory asset equaling the incremental amount of the deferred residential rate increase until March 31, 2019 (the “Incremental Offset”). Pepco will recover the balance of the Incremental Offset regulatory asset, along with a 5% return, automatically in residential rates, without the need for any further Commission approval, over a two-year period commencing April 1, 2019; provided however, that the recovery period will be extended beyond the two-year period if and as necessary to ensure that the recovery of the balance does not exceed $1 million per year. Only the Incremental Offset amount, and return thereon, if any, will be recovered in rates, and no portion of the Residential Customer Base Rate Credit shall be recovered in utility rates.

(b) $20 million of the $45.6 million will be a credit to offset rate increases for Pepco customers approved by the Commission in any Pepco base rate case filed after the close of the Merger until the $20 million is fully utilized. The Commission will determine in the base rate cases how the $20 million will be allocated among Pepco customers (which may include commercial customers, and which may be used to address negative class rates of return) and over what period of time, and Pepco and the parties in the Pepco base rate cases will be provided an opportunity to propose to the Commission how the $20 million will be allocated among Pepco customers and over what period of time. The Commission may decide not to allocate all of the $20 million to credits to offset rate increases or address negative class rates of return. Instead, it may allocate any unused portion of the $20 million for either or both of (a) assistance to low and limited income customers in the District of Columbia, including under the Low Income Home Energy Assistance Program (“LIHEAP”) and (b) projects funded through the MEDSIS Pilot Project Subaccount described in Paragraph 7. Exelon shall deposit any unused portion of the $20 million into the MEDSIS Pilot Project Subaccount within 30 days of such direction from the Commission.

Support for Formal Case No. 1130

7. Within sixty (60) days after Merger close, Exelon shall provide funding in the amount of $1.55 million to the Formal Case No. 1130 MEDSIS Pilot Project Fund Subaccount within the Formal Case No. 1119 Escrow Fund. The fund shall be held in escrow until the Commission approves a pilot project and directs that the funds be released.